Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025-1105 T: 650.752.3100 F: 650.853.1038

CONFIDENTIAL TREATMENT REQUESTED

BY ZENDESK, INC.: ZENDESK-003

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

April 22, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram, Legal Branch Chief
Terence O’Brien, Accounting Branch Chief
Tom D’Orazio, Staff Accountant
Kamyar Daneshvar, Staff Attorney

Re:	Zendesk, Inc.
Registration Statement on Form S-1
File No. 333-195176

Ladies and Gentlemen:

We are submitting this letter on behalf of Zendesk, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-195176) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED

BY ZENDESK, INC.

Securities and Exchange Commission

April 22, 2014

The purpose of this letter is to notify the Staff that the lead underwriters for the offering have advised the Company that they expect to recommend a price range between $[****]1 and $[****]2 per share (the “Preliminary IPO Price Range”) after reflecting a one-for-two reverse stock split which is not yet reflected in the Registration Statement ($[****]3 to $[****]4 on a pre-split basis). The Company expects to include the actual price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s roadshow process, and confirms that this actual price range will be narrowed to comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The valuation of the Company’s common stock of $12.08 per share (after taking into account the one-for-two reverse stock split; $6.04 per share based on the pre-split shares), as determined by the Company’s Board of Directors on March 21, 2014 reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the Company’s public offering, while the Preliminary IPO Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public offering market without liquidity and marketability discounts. [****]5 The Company believes that any increase in the fair value of its common stock from the March 21, 2014 valuation to the [****]6 of the Preliminary IPO Price Range, if obtained, would be due solely to the absence of these liquidity and marketability discounts.

* * * * *

[1]	[****]–Confidential Treatment Requested by Zendesk, Inc.
[2]	[****]–Confidential Treatment Requested by Zendesk, Inc.
[3]	[****]–Confidential Treatment Requested by Zendesk, Inc.
[4]	[****]–Confidential Treatment Requested by Zendesk, Inc.
[5]	[****]–Confidential Treatment Requested by Zendesk, Inc.
[6]	[****]–Confidential Treatment Requested by Zendesk, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY ZENDESK, INC.

Securities and Exchange Commission

April 22, 2014

Please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 752-3226.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Bradley C. Weber
Bradley C. Weber

cc:	Mikkel Svane, Zendesk, Inc.
John M. Geschke, Zendesk, Inc.
William J. Schnoor, Goodwin Procter LLP
David G. Peinsipp, Cooley LLP